

Cynthia M. Krus, Esq.
Sutherland Asbill & Brennan, LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415

Re: Allied Capital Corporation (the "Fund")
       File Numbers 814-00138 & 333-150006

Dear Ms. Krus:

On April 1, 2008, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act"). The filing relates to the shelf offering of shares of the Fund's common stock under Rule 415. Your letter dated March 31, 2008, accompanied the filing and requested selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). With certain exceptions, we have limited our review of the filing. We are also reviewing the Fund's financial statements and may have comments regarding that information.

Our comments regarding the filings are set forth below.

General

1.   Please see the U.S. Securities and Exchange Commission, A Plain English Handbook, (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission's plain English requirements. Supplementally, explain what is a "well-constructed balance sheet," as referenced in the fourth paragraph of disclosure captioned "Prospectus Summary – Business." Similarly, explain the meaning of the words "term" and "for" in the context used in the following clauses "…there is no assurance that Ciena will be able to refinance these facilities in the term securitization market" and "[t]he Unitranche Fund may invest up to $270 million for a single borrower." Also, please explain the meaning of the terms "unitranche loans" and "unitranche financing."

Prospectus

2.   Provide the pricing table required by Item 1(g) of Form N-2.

3.   Disclosure under the caption "Prospectus Summary – Business" discusses the Fund's diminished participation in the commercial real estate finance area in recent years. Other disclosure discusses the Fund's CDO investments. As to these and similar

investments by the Fund and the Fund's managed funds, disclose whether they are or may be materially affected by the volatility in, or stemming from, the turmoil in the sub-prime mortgage and credit markets. If so, add appropriate risk disclosure to the summary and main part of the prospectus. Indicate also that there are proposals being considered by the current administration to change the regulation of financial institutions that could affect, possibly adversely, investment managers or investment funds.

4.   Disclosure captioned "Price Range of Common Stock and Distributions" discusses its authority under Section 63(2) of the 1940 Act to sell common stock, or sell warrants, options or rights to acquire such common stock, at a price below the current net asset value of such common stock under certain conditions, as prescribed by the statute. Confirm to the staff in your response to this letter that the Fund will not take securities off the shelf at less than current net asset value in reliance on this provision.

5.   Disclosure sub-captioned " Portfolio and Investment Activity - Managed Funds" discusses the Fund's investments in managed funds and notes that such funds also invest in debt and equity securities of middle market companies like the Fund. If the managed funds include unregistered funds, such as hedge funds or funds that do not fall under the definition of investment company by virtue of Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, add appropriate disclosure. Explain whether such funds constitute subsidiaries of the Fund, whether the financial statements of such funds are consolidated with those of the Fund and the basis upon which investment in such funds is consistent with Section 55 of the 1940 Act.

6.   Disclosure in the first paragraph states that: "Our portfolio may include debt or equity investments issued by the same portfolio company as investments held by one or more Managed Funds, and these investments may be senior, *pari passu* or junior to the debt and equity investments held by us." Other disclosure reflects an investment in some or all of these funds by the Fund. Sections 57(a) and (d) prohibits transactions between the Fund and affiliated persons and entities. If the Fund engages in the above transactions in reliance on the provisions of Section 57(f), please explain to the staff the basis of that reliance. Confirm also whether the Fund has implemented the procedures called for by Section 57(h).

7.   The sub-caption "Financial Condition, Liquidity and Capital Resources" discloses that certain sales were made to managed funds, as follows: "In addition, as discussed above, in January 2008, we agreed to sell a portion of our private finance portfolio for a total transaction value of $169 million to an Allied Capital managed fund named AGILE Fund I, LLC, in which a fund managed by Goldman Sachs is the sole investor other than us. We also agreed to sell certain venture capital and private equity limited partnership investments for approximately $28 million to a fund managed by Goldman Sachs, with such sales expected to be completed by May 2008." Explain whether any arrangement or understanding exists whereby the Fund may reacquire these assets from the buyer.

8.   Revise the discussion sub-captioned "Description of Capital Stock - Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses" to add

disclosure which confirms that in the following circumstances the Fund will follow Commission policy regarding any request to hold harmless or indemnify any individual as permitted under Sections 17(h) and (i) of the 1940 Act: i) where liability has not been adjudicated, ii) where the matter has been settled, or iii) in situations involving an advance of attorney's fees or other expenses. See Investment Company Act Release No. 11330 (September 2, 1980).

9. Revise the next sub-captioned "Certain Anti-takeover Provisions" to indicate that such provisions may have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund.

10. Advise the staff whether, as required by Rule 483(b) under the Securities Act, the Fund will file as an exhibit a certified copy of a board resolution authorizing an officer of the Fund to sign on behalf of the Fund pursuant to a power of attorney.

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We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- . the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

Larry L. Greene
Senior Counsel

Monday, May 5, 2008